

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2022

Jose Luis Cordova
Chief Executive Officer
Astrea Acquisition Corp.
55 Ocean Lane Drive, Apt. 3021
Key Biscayne, FL 33149

      Re: Astrea Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed September 16, 2021
          File No. 001-39996

Dear Mr. Cordova:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation

cc: Jeffrey M. Gallant, Esq.